Exhibit 11

STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

	Three Months		Six Months
	Ended June 30,		Ended June 30,

	2001	2000	2001	2000

Shares for computation of basic net income per share	7,366,670	7,331,410	7,366,534	6,827,136
Effect of dilutive stock options and warrants	–	315,875	273,875	335,052

Shares for computation of diluted net income per share	7,366,670	7,647,285	7,640,409	7,162,188